UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 19, 2024

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: July 19, 2024

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

19 July 2024

Barclays PLC

 and

 Barclays Bank PLC

Board Changes

Barclays PLC and Barclays Bank PLC (together, "Barclays") announce the following board changes:

Barclays is pleased to announce that Brian Shea has agreed to join the board of Barclays as a Non-executive Director with effect from 19 July 2024, as well as the board of Barclays Execution Services Limited ("BX"). BX is the Group-wide service company providing technology, operations and functional services to businesses across the Barclays Group.

Mr Shea has deep experience in financial services, including in the areas of operations, technology and transformation, and US regulation, developed during his executive and non-executive career which extends to over 40 years in the financial services industry. Mr Shea was Vice Chairman and Chief Executive Officer of Investment Services for BNY Mellon from 2014 until his retirement in 2017. Prior to this, he served in a variety of executive roles, including as Chief Executive Officer, with Pershing LLC (a BNY Mellon company), a market leader in clearing, technology and business solutions. Mr Shea currently serves as a director on the board of Ameriprise Financial, Inc. and was previously a member of the board of Fidelity National Information Services, Inc. (FIS) from 2018 until June this year. He has also held a number of US securities industry and regulatory board and advisory committee positions.

Barclays also announces that Dr Mohamed A. El-Erian will step down from the board of Barclays as a Non-executive Director and as a member of Barclays' Risk and Nominations Committees with effect from 1 September 2024. This follows his appointment as non-executive Chair of the board of Under Armour, Inc. The board is grateful to Dr El-Erian for his significant contribution to Barclays over a number of years.

There is no additional information required to be disclosed in relation to Mr Shea pursuant to paragraph LR9.6.13R of the Listing Rules of the Financial Conduct Authority.

- ENDS -

For further information, please contact:

Investor Relations                                           Media Relations

Marina Shchukina                                           Jon Tracey
 +44 (0) 20 7116 2526                                     +44 (0) 20 7116 4755

About Barclays

Our vision is to be the UK-centred leader in global finance.  We are a diversified bank with comprehensive UK consumer, corporate and wealth and private banking franchises, a leading investment bank and a strong, specialist US consumer bank.  Through these five divisions, we are working together for a better financial future for our customers, clients and communities.

For further information about Barclays, please visit our website home.barclays